April 14, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Keira Nakada, Office of Trade & Services

Re:	Comment Letter Dated March 31, 2023
Schnitzer Steel Industries, Inc.
Form 10-K for the Year Ended August 31, 2022
Filed October 24, 2022
File No. 000-22496

Dear Ms. Nakada:

Schnitzer Steel Industries, Inc. (“SSI” or the “Company”) submits this letter in response to a comment (the “Comment”) from the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) received by electronic mail dated March 31, 2023, related to the above-referenced Form 10-K.

For the Staff’s convenience, the Company has restated the Comment below in bold.

Form 10-K for the Fiscal Year Ended August 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 51

1.
We note that you adjust for charges for legacy environment matters and business development costs in calculating your non-GAAP measures. In light of the fact that these adjustments are being made for all periods presented, your business growth strategy, and the industry and regulatory environment in which you operate in, please tell us why you believe these are not normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response

In response to the Staff’s comment, the Company acknowledges Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures updated December 13, 2022 (“Question 100.01”). The Company respectfully advises the Staff that it has considered the prescribed guidance, the Staff’s overall perspective regarding non-GAAP measures, and other factors in determining that the charges for legacy environmental matters, net of recoveries, and the business development costs do not represent normal, recurring, cash operating expenses necessary to operate the Company’s business in the context of Question 100.01; therefore, the Company has concluded that the exclusion of such items from the applicable non-GAAP financial measures it presents does not cause those measures to be misleading. The Company addresses each adjustment item separately below.

Schnitzer Steel Industries, Inc.

299 SW Clay Street, Suite 350 Portland, OR 97201 t 503 224 9900 f 503 323 2804

Charges for legacy environmental matters, net of recoveries

In the above-referenced Form 10-K, presented as a footnote to the applicable non-GAAP financial measures, the Company describes this adjustment item as comprising legal and environmental charges, net of recoveries, for legacy environmental matters including those related to the Portland Harbor Superfund site (“Portland Harbor”) and to other legacy environmental loss contingencies (together, hereinafter referred to as “legacy environmental matters”). In the same footnote, the Company refers to Note 10 - Commitments and Contingencies, “Portland Harbor” and “Other Legacy Environmental Loss Contingencies” in the Notes to the Consolidated Financial Statements in Part II, Item 8 of the report (“Note 10”), where the Company provides extensive disclosure regarding the Portland Harbor legacy environmental matter and the characteristics that distinguish other legacy environmental loss contingencies from other non-legacy environmental loss contingencies which are not excluded from the Company’s applicable non-GAAP financial measures.

As described in Note 10 in the above-referenced Form 10-K, the defining characteristic of the Company’s legacy environmental matters is that they are associated with past operations and business activities that are unrelated to the Company’s current operations, revenue- and profit-generating activities, and business strategy. Generally, legacy environmental matters originate from activities that took place decades ago pursuant to different environmental regulatory frameworks. Developments relating to such legacy environmental matters, including notification of potential responsibility, defense, investigation, remedy selection, remedial design, and remedial action, have spanned many years and continue.

Periodic charges and recoveries from the Company’s insurers and other third parties in connection with legacy environmental matters can be quantitatively significant; however, they often vary from period to period. As but one example, for the nine-month period ended May 31, 2021, the Company adjusted from its non-GAAP financial measures less than $1 million of net charges for legacy environmental matters, and then for the following quarterly period ended August 31, 2021, the Company recognized and adjusted $13 million in net charges related to legacy environmental matters, nearly all of which related to a single matter. Furthermore, based on the specific facts, circumstances, and accounting requirements, the Company may and does recognize recoveries from insurers and other third parties in a different period than when it recognized the associated recoverable loss, which creates further variability in the Company’s earnings prepared in accordance with GAAP. For instance, while for many quarterly periods the adjustment for legacy environmental matters results in an add-back as applied to the underlying non-GAAP financial measures, for the quarterly period ended February 28, 2021, the Company adjusted from its non-GAAP financial measures $2 million in net recoveries from the Company’s insurers for legacy environmental matters, which associated losses were recognized and adjusted from the non-GAAP financial measures in prior quarterly periods.

As background, the Company first adjusted for legacy environmental matters in its non-GAAP financial measures starting with the Annual Report on Form 10-K for the fiscal year ended August 31, 2019. Prior to incorporating this adjustment item, the Company’s management applied a rigorous process to assess the impact and related benefit of making this change to its presentation of non-GAAP financial measures, including through presentations to the Audit Committee of the Company which covered the rationale for excluding the financial impact of such matters from the non-GAAP financial measures, as well as the defining characteristics of the Company’s legacy environmental matters, the sites involved, and the scope of activities captured in the adjustment (e.g., external legal defense and investigation costs, environmental remediation costs, penalties and fines, and recoveries from the Company’s insurers and other third parties). This process resulted in a series of criteria which govern how the adjustment for legacy environmental matters is calculated; importantly, the list of sites and scope of activities reflected in the Company’s legacy environmental matters have not changed since the original presentation to the Audit Committee in 2019.

In determining to adjust for legacy environmental matters, net of recoveries, the Company concluded that the adjustment would ultimately be beneficial for users of the Company’s financial statements and investors primarily due to the following:

•
These matters are not related to the Company’s underlying or ongoing business operational performance.
•
Adjustment for the impact of these matters improves the period-to-period comparability of the Company’s results from business operations and provides useful supplemental information to understand underlying trends in its financial results and performance.
•
The impact of these matters is excluded from calculations of performance metrics that are used for the Company’s short- and long-term incentive compensation plans, as the impacts are viewed as largely outside of current management’s control and do not reflect the degree to which management achieves financial and operational objectives.

For emphasis, the Company has not adjusted and does not intend to adjust its non-GAAP financial measures for the impact of environmental matters that are associated with, and created by, current operations involved in revenue-generating activities and, thus, are considered normal, recurring, cash operating expenses necessary to operate the Company’s business. Charges for these activities, including those that may occur in connection with discontinuing operations at a particular site, are typical and reflective of the industry and regulatory environment in which the Company’s current businesses operate and may include, for example, expenses for defense, investigation, and remediation, costs for compliance with existing and evolving environmental regulations related to the Company’s current operations, capital expenditures for stormwater systems and air emission control systems and related depreciation expense, as well as environmental-related activities in connection with the wind down of any such operations, among others.

Accordingly, based on the foregoing, the Company believes that its approach of excluding charges for legacy environmental matters, net of recoveries, from the applicable non-GAAP financial measures is useful and appropriate and does not result in measures that are misleading, as they do not represent normal, recurring, cash operating expenses necessary to operate the Company’s business in the context of Question 100.01.

Business development costs

With regard to business development costs, the Company respectfully refers back to its comment letter response to the Staff filed on June 1, 2020, which describes the circumstances leading to the Company’s exclusion of the business development costs from the applicable non-GAAP financial measures in its Form 10-Q for the quarterly period ended February 29, 2020, as well as the Company’s proposed (and implemented) clarification in future filings that the business development costs are not related to ongoing operations. The Company acknowledges that the Staff has updated its Compliance and Disclosure Interpretations with respect to Question 100.01 and respectfully advises that it has considered the updated Staff guidance and continues to believe that the referenced adjustments do not represent normal, recurring, cash operating expenses necessary to operate the Company’s business.

The Company’s business development costs comprise primarily direct incremental pre-acquisition expenses related to potential acquisitions of unrelated entities not contributing to the Company’s revenues or earnings when incurred. Such costs reflect only discrete pre-acquisition-specific costs, such as external legal fees, financial and tax due diligence, and consulting fees, and do not include employee compensation costs or other ongoing internal costs supporting these activities which are typically quantitatively more significant. To the extent the Company pauses or terminates its pre-acquisition activity, all related external costs cease. Moreover, the subject business development costs do not include integration costs or any other post-acquisition expenses. Therefore, the Company does not consider the expenses relating to the potential business acquisition to be normal, recurring, cash operating expenses necessary to operate the Company’s business as they result solely from the activities relating to the potential business acquisition. This approach is consistent with the Company’s disclosure in the Form 10-K that the business development costs excluded from the applicable non-GAAP financial measures are not related to the Company’s underlying business operational performance. Moreover, in order to clarify further the scope of adjusted business development costs, beginning in the Company’s Form 10-K for the fiscal year ended August 31, 2021, the Company expanded its disclosure in the introductory paragraph to the applicable non-GAAP financial measures to clarify that the business development costs are not related to ongoing operations and include pre-acquisition expenses.

The Company acknowledges the Staff’s observation that the Company has adjusted for business development costs in all recent periods presented and that the Company has completed acquisitions in recent years. As such, it is reasonable to expect that the Company has incurred pre-acquisition-related costs in each recent period presented and that the Company may continue to incur similar pre-acquisition-related costs in future periods. Notwithstanding this, the Company believes these business development costs are not core operating expenses necessary to operate its business, and their incurrence or lack thereof in any period is not indicative of the Company’s underlying operating performance in that period. Business pre-acquisition activity tends to be uneven across periods; some periods may feature heavy pre-acquisition activity, while others may have little. For example, in the most recently completed quarterly period ended February 28, 2023, the Company adjusted from its non-GAAP financial measures $103 thousand of business development costs, whereas in the quarterly period ended May 31, 2022, it adjusted $920 thousand. Business development costs may also be incurred primarily in periods preceding the period in which a deal is successfully consummated (in connection with performing due diligence, for example). As such, the amount of business development costs incurred in a given period also does not provide a reliable way for investors to assess the Company’s success at selectively targeting acquisitions. The Company believes that adjustment for these costs improves the period-to-period comparability of the Company’s results from business operations and provides investors useful supplemental information to understand underlying trends in the Company’s financial results and performance from current business operations.

Accordingly, the Company believes that exclusion of the foregoing business development costs from the applicable non-GAAP financial measures is appropriate and does not result in measures that are misleading, as they do not represent normal, recurring, cash operating expenses necessary to operate the Company’s business in the context of Question 100.01.

Thank you for your letter, and we hope that the foregoing has been responsive to the Staff’s Comment. If you have any questions or comments about this letter or need any further information, please call the undersigned at (503) 265-6329.

Sincerely,

Schnitzer Steel Industries, Inc.

/s/ Stefano R. Gaggini

Stefano R. Gaggini

Senior Vice President and Chief Financial Officer

cc: James Matthew Vaughn, Senior Vice President, General Counsel, and Chief Compliance Officer